モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
(特定共同事業事務所)

MORRISON & FOERSTER LLP

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02042288

June 27, 2002

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Writer's Direct Dial Number
+81 3-3214-6522

SUPPL

02 JUN 28 AM 11:05

By Messenger

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek

Re: **File No. 82-4885 / Fujitsu Support and Service Inc.**
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Mr. Dudek:

On behalf of our client, Fujitsu Support and Service Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

Notice of Resolutions Adopted at the 14th Annual Meeting of Shareholders (the "Notice"). The Company distributed the Notice to its shareholders on June 27, 2001.

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

tk-92609

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: (81) 3-3214-6522, fax: (81) 3-3214-6512).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the messenger making this delivery.

Very truly yours,

Yukitoshi Uwatoko

Yukitoshi Uwatoko

Enclosure

cc: Ms. Shimazu
Mr. Kitazume
Chuck Comey, Esq.
Samoa Watanabe, Esq.

tk-92609

June 27, 2002

Dear Shareholders:

Fujitsu Support and Service Inc.
26-1, Minami-oi 6-chome, Shinagawa-ku, Tokyo

President
Tatsuhiko Ohtaki

Notice of Resolutions Adopted at the 14th Annual Meeting of Shareholders

This serves to notify you of the following report and resolutions which were made at the 14th Annual Meeting of Shareholders of Fujitsu Support and Service Inc. (the "Company"), which was convened today.

Description

Matters to Report — Report on the Business Report, the Balance Sheet and the Statement of Income for the 14th Business Term (from April 1, 2001 to March 31, 2002)
A report was given on the contents of the above accounting documents.

Items of Business

First Item: Appropriation of Retained Earning of the 14th Business Term.
This item was adopted as originally proposed, and a dividend was set at 10 yen per share, consisting of an ordinary dividend (5 yen per share) and a dividend commemorating the listing on the First Section of the Tokyo Stock Exchange (5 yen per share).

Second Item: Amendment of a part of the Articles of Incorporation
This item was adopted as originally proposed. (Please refer to the section "Amendment of a part of the Articles of Incorporation" on the following page, to see the specific changes made and the reasons for such changes.)

Third Item: Election of fifteen Members of the Board
This item was adopted as originally proposed. Akira Kuwahara, Tatsuhiko Ohtaki, Yoshiichi Ueno, Toshihiro Sunohara, Yasuo Ohi, Tamotsu Hirai, Shohei Matsubara, Kazuo Gejo, Tatsuo Urakawa and Kenzo Matsumoto were reelected, and Taketoshi Ishii, Tadao Kubodera, Kyoichi Kutsuna, Teruo Raku and Kazuyuki Nishikawa were elected, as Members of the Board. All assumed their offices.

Fourth Item: Election of three Corporate Auditors
This item was adopted as originally proposed. Masashi Shiraki and Yoshihisa Nagano were elected to succeed Takashi Kinpara and Hiroaki Kurokawa who resigned at the close of this Annual Meeting, and Hideki Igarashi was elected. All assumed their offices. The continuing Corporate Auditor, Kazuhiko Kato and the newly elected Corporate Auditor, Yoshihisa Nagano are outside corporate auditors in accordance with

Article 18(1) of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations Law."

Fifth Item: Payment of retirement allowances to retiring Members of the Board and retiring Corporate Auditors.
This item was adopted as originally proposed. As a reward for their services during the term of their office, retirement allowances will be paid to the retiring Members of the Board, Toru Sawada, Takashi Kobayashi, Masashi Shiraki, Kozo Utsumi and Hideki Igarashi, and the retiring Corporate Auditors, Takashi Kinpara and Takamoto Ibe, within the limits of reasonable amounts, in accordance with the regulations set by the Company. The matters concerning the actual amounts, timing and method of payment with regard to the retiring Members of the Board will be entrusted to the Board of Directors, and the same with regard to the retiring Corporate Auditors will be entrusted to discussions of Corporate Auditors.

Amendment of a part of the Articles of Incorporation

The Articles of Incorporation was amended as necessary because "The Law to Amend, Etc. a Part of the Commercial Code, Etc." (Law No. 79, 2001) became effective on October 1, 2001 and, among other things, abolished par value shares and created new *tangen* unit share system, and also because "The Law to Amend a Part of the Commercial Code, Etc." (Law No. 128, 2001) became effective on April 1, 2002 and, among other things, created new stock purchase option system and allows electronic handling of corporate documents.

The Articles of Incorporation was amended as follows:

(The underlined portions indicate the amended parts.)

Current Articles of Incorporation	Proposed Draft
<u>Article 6. (Par Value of Each par Value Share)</u> <u>The par value of each par value share issued by the Company shall be fifty yen (¥50).</u>	(To be deleted.)
Article <u>7</u>. (Number of Shares Constituting One <u>Unit</u> of Shares) The number of shares constituting one <u>unit</u> of shares of the Company shall be one hundred (100).	Article <u>6</u>. (Number of Shares Constituting One <u>*Tangen* Unit</u> of Shares) The number of shares constituting one <u>*tangen* unit</u> of shares of the Company shall be one hundred (100).
(New provision)	<u>Article 7. (Share Certificate for Shares</u>

	Constituting Less than One *Tangen* Unit of Shares) The Company shall not issue a share certificate for shares constituting less than one *tangen* unit of shares (hereinafter referred to as "fractional *tangen* unit shares").
Article 10. (Transfer Agent)	Article 10. (Transfer Agent)
3. The shareholders' register and the beneficial shareholders' register of the Company shall be kept at the place of business of the transfer agent, and the registration of transfers of shares, acceptance of notifications of beneficial shareholders' register, purchase of shares constituting less than one unit of shares and any other matters relating to shares shall be handled by the transfer agent, and not by the Company.	3. The shareholders' register and the beneficial shareholders' register of the Company shall be kept at the place of business of the transfer agent, and the registration of transfers of shares, acceptance of notifications of beneficial shareholders' register, purchase of fractional *tangen* unit shares and any other matters relating to shares shall be handled by the transfer agent, and not by the Company.
Article 11. (Record Date)	Article 11. (Record Date)
1. The Company defines that those shareholders (including beneficial shareholders, and so forth) whose names have been entered in the last shareholders' register and beneficial shareholders' register as at March 31 of each year shall be the shareholders entitled to exercise their rights as shareholders at an ordinary general meeting of shareholders to be held for the accounting period.	1. The Company defines that those shareholders (including beneficial shareholders, and so forth) whose names have been entered (or otherwise recorded, hereinafter the same) in the last shareholders' register and beneficial shareholders' register as at March 31 of each year shall be the shareholders entitled to exercise their rights as shareholders at an ordinary general meeting of shareholders to be held for the accounting period.
Article 16. (Proxy)	Article 16. (Proxy)
2. In the case of the preceding paragraph, such proxy shall be required to submit to the Company a power of attorney for each general meeting of shareholders.	2. In the case of the preceding paragraph, such shareholder or such proxy shall be required to submit to the Company a document or other evidence of a power of attorney for each general meeting of shareholders.
Article 18. (Election)	Article 18. (Election)

2. For the election of Members of the Board, a resolution shall be required to be made by a majority vote of the shareholders present who shall represent <u>one-third (1/3) or more of shares of voting stock in the total number of such shares</u>.	2. For the election of Members of the Board, a resolution shall be required to be made by a majority vote of the shareholders present who shall represent <u>one-third (1/3) or more of voting rights of all shareholders</u>.
Article 26. (Election)	Article 26. (Election)
2. For the election of Corporate Auditors, a resolution shall be required to be made by a majority vote of the shareholders present who shall represent <u>one-third (1/3) or more of shares of voting stock in the total number of such shares</u>.	2. For the election of Corporate Auditors, a resolution shall be required to be made by a majority vote of the shareholders present who shall represent <u>one-third (1/3) or more of voting rights of all shareholders</u>.
<u>Article 36. (Time of Conversion of Convertible Bonds)</u> <u>The initial dividends and interim dividends on shares issued upon conversion of convertible bonds shall be paid, assuming that the conversion took place on April 1 if such conversion request is made during the period from April 1 to September 30 or on October 1 if such conversion request is made during the period from October 1 to March 31 of the following year.</u>	(To be deleted.)

Senior Management

Chairman and CEO, President, Executive and Senior Vice Presidents were appointed as follows at the Board of Directors Meeting held after the close of the Annual Meeting of Shareholders, and they assumed their offices.

Thus, this serves to notify you of the senior management of the Company as of June 27, 2002.

Chairman and CEO	Akira Kuwahara	Member of the Board	Kenzo Matsumoto
President	Tatsuhiko Ohtaki	Member of the Board	Tadao Kubodera
Executive Vice President	Taketoshi Ishii	Member of the Board	Kyoichi Kutsuna
Senior Vice President	Yoshiichi Ueno	Member of the Board	Teruo Raku
Senior Vice President	Toshihiro Sunohara	Member of the Board	Kazuyuki Nishikawa
Senior Vice President	Yasuo Ohi	Standing Corporate Auditor	Masashi Shiraki
Senior Vice President	Tamotsu Hirai	Standing Corporate Auditor	Hideki Igarashi
Member of the Board	Shohei Matsubara	Corporate Auditor	Kazuhiko Kato
Member of the Board	Kazuo Gejo	Corporate Auditor	Yoshihisa Nagano
Member of the Board	Tatsuo Urakawa		

Payment of the Year-End Dividend for the 14th Business Term

The year-end dividend for the 14th Business Term will be paid by means of the enclosed "Postal Transfer Payment Notice". Please visit your nearest post office during the payment period (June 28 through July 31, 2002) to receive payment.

Those persons who have specified a bank account or postal savings account for automatic transfer of the year-end dividend should refer to the "Year-End Dividend Calculation" and "Confirmation of the Dividend Direct Account Transfer Details" forms enclosed.